UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number: 033-97038

BROOKFIELD ASSET MANAGEMENT INC.

(Translation of registrant’s name into English)

Brookfield Place

Suite 300

181 Bay Street, P.O. Box 762

Toronto, Ontario, Canada M5J 2T3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exhibit 99.2 of this Form 6-K is incorporated by reference into Brookfield Asset Management Inc.’s registration statement on Form F-3 (File No. 333-182656), Brookfield Asset Management Inc.’s registration statement on Form F-4 (File No. 333-231335) and the registration statements of Brookfield Asset Management Inc. and Brookfield Finance Inc. on Form F-10 (File Nos. 333-229566 and 333-229566-01).

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD ASSET MANAGEMENT INC.

Date: May 13, 2020	By:	/s/ Justin B. Beber
		Name:	Justin B. Beber
		Title:	Chief Legal Officer, Head of Corporate Strategy & Corporate Secretary

EXHIBIT LIST

Exhibit	Description

99.1	Proxy Class A Limited Voted Shares

99.2	Notice of Annual Meeting of Shareholders and Management Information Circular